                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                   --------------------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                                AND SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                          BONRAY DRILLING CORPORATION
                           (Name of Subject Company)

                           ACQUISITION DRILLING, INC.
                              DLB OIL & GAS, INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   098523202
                     (CUSIP Number of Class of Securities)


                   --------------------------------------


                                Michael Blaschke
                              DLB Oil & Gas, Inc.
                              1601 N.W. Expressway
                                   Suite 700
                       Oklahoma City, Oklahoma 73118-1401
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                            N. Kathleen Friday, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              1700 Pacific Avenue
                                   Suite 4100
                            Dallas, Texas 75201-4675

                   --------------------------------------

                                February 7, 1997

  (Date of Event Which Requires Filing Amendment to Statement on Schedule 13D)

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CUSIP No. 098523 20 2                                              14D-1 and 13D

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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Acquisition Drilling, Inc.
         73-1509269
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(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions):

         (a)     X
             --------
         (b)
             --------
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(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)

         AF
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(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f):  [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
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(7)      Aggregate Amount Beneficially Owned by EACH REPORTING PERSON.

         403,227
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(8)      Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions)  [ ]

--------------------------------------------------------------------------------
(9)      Percent of Class Represented by Amount in Row (7)

         95.2%
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(10)     Type of Reporting Person (See Instructions)

         CO
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CUSIP No. 098523 20 2                                              14D-1 and 13D

--------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         DLB Oil & Gas, Inc.
         73-1352899
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(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions):

         (a)     X
             --------
         (b)
             --------
--------------------------------------------------------------------------------
(3)      SEC Use Only



--------------------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)

         BK
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(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f):  [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Oklahoma
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(7)      Aggregate Amount Beneficially Owned by EACH REPORTING PERSON.

         403,227
--------------------------------------------------------------------------------
(8) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions) [ ]

         95.2%
--------------------------------------------------------------------------------
(9)      Percent of Class Represented by Amount in Row (7)


--------------------------------------------------------------------------------
(10)     Type of Reporting Person (See Instructions)

         CO

--------------------------------------------------------------------------------

                                  Introduction

         This Amendment No. 2 to Schedule 14D-1 and Amendment No. 2 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 10, 1997, as amended (as so amended from time to time, the "Schedule 14D-1"), which relates to the tender offer by Acquisition Drilling, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Bonray Drilling Corporation, a Delaware corporation, at a price of $30.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. Purchaser is a wholly-owned subsidiary of DLB Oil & Gas, Inc., an Oklahoma corporation ("Parent").

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             Items 5(a) and 5(e) are hereby amended and supplemented as set forth in Item 6 below.

             Item 5(c) is hereby amended and supplemented by the addition of the following paragraphs:

                 The Company, by resolutions of the Board of Directors of the Company effective as of February 10, 1997, (1) accepted the resignations as directors of the Company of Raymond H. Hefner, Jr., Richard B. Hefner, James R. Tolbert III, William B. Cleary and Hobert A. Smith; and (2) elected Mike Liddell, Mark Liddell, Gary C. Hanna, Ronald D. Youtsey and Ted A. Campbell to fill the vacancies resulting from the above stated resignations.

Item 6.      Interest in Securities of the Subject Company.

             Item 6 is hereby amended and supplemented by the addition of the following paragraphs:

                 The Offer expired at midnight, New York City time, on February 7, 1997. Based on information provided by the Depositary, a total of 403,227 Shares (including 950 shares tendered pursuant to the guaranteed delivery procedures) were validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment, and therefore purchased, all such Shares at a purchase price of $30.00 per Share in cash. As a result, Purchaser and Parent beneficially own 95% of the outstanding Shares on a fully diluted basis.

                 Pursuant to the Merger Agreement, Parent intends to effect the Merger of Purchaser with and into the Company pursuant to
                 Section 253 of the Delaware General Corporation Law as soon as practicable. Under the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares as to which appraisal rights are perfected) will be converted into the right to receive the merger consideration of $30.00 per Share in cash, without interest.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             Item 7 is hereby amended and supplemented as set forth in Item 5 above.
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Item 10.     Additional Information.

             On February 10, 1997, Purchaser issued the press release attached to this Schedule 14D-1 as Exhibit 99(a)(8), which is incorporated herein by reference.

Item 11.     Material to be Filed as Exhibits.

             Item 11 is amended to add the following:

             99(a)(8)     Text of Press Release dated February 10, 1997.
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: February 10, 1997               ACQUISITION DRILLING, INC.


                                                By: /s/ Gary C. Hanna
                                                    ---------------------------
                                                Name: Gary C. Hanna
                                                      -------------------------
                                                Title: President
                                                       ------------------------

                                                DLB OIL & GAS, INC.


                                                By: /s/ Mike Liddell
                                                    ---------------------------
                                                Name: Mike Liddell
                                                      -------------------------
                                                Title: Chief Executive Officer
                                                       ------------------------
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                                 EXHIBIT INDEX

Exhibit No.                          Description
99(a)(8)                 Text of Press Release dated February 10, 1997